SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: 9 July 2007
NATIONAL GRID plc
(Registrant’s Name)
1-3 Strand
London
WC2N 5EH
(Registrant’s Address)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑  Form 40-F☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.
Yes ☐  No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL GRID plc
By:	/s/ David C Forward
David C Forward
Assistant Secretary

Date: 9 July 2007

ANNEX 1 — SUMMARY
FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a — 16 or 15d — 16 of
The Securities Exchange Act of 1934
Announcement sent to the London Stock Exchange on 9 July 2007

National Grid plc
1-3 Strand, London, WC2N 5EH,
United Kingdom
Announcement:
‘National Grid plc — Update on National Grid Acquisition of Keyspan’

9 July 2007
National Grid plc
UPDATE ON NATIONAL GRID ACQUISITION OF KEYSPAN
National Grid announced on 6 July 2007 that it had reached an agreement in principle with the staff of the New York State Department of Public Service and several other parties regarding the acquisition of KeySpan. Formal documentation of the settlement terms has now been filed with the New York State Public Service Commission (NYPSC).
This settlement brings significant benefits to customers and shareholders. Highlights of the agreement include:
Five year gas rate plans beginning 1 January 2008. In New York City base delivery rates will be frozen at current levels for the rate plan duration. Base delivery rates on Long Island will rise by $60m in 2008 to reflect higher costs and be frozen at that level for the remainder of the rate plan.
50/50 earnings sharing from a 10.6% return on equity (RoE)*. From a base allowed RoE of 9.8% National Grid will retain all earnings up to 10.6% RoE. Above this level, earnings sharing factors apply, beginning at 50/50, with customers benefiting fully from any earnings in excess of a 13.6% RoE. The regulatory return on equity is calculated using a 45% equity capitalisation.
50/50 sharing of merger savings. The identified annual synergy savings arising from the merger and accruing to the New York City and Long Island gas businesses are shared equally with customers, and are excluded from the calculation of earned returns. The associated costs to achieve are recovered over ten years with a return.
Ravenswood power station. The agreement presents National Grid with the option to enter into a long-term, fixed price contract for all of the output of the Ravenswood Generating Station, a 2,450-megawatt site in Queens, New York. National Grid will have up to three years to complete that option or divest the site.
Deferral and true-up provisions. Provisions and deferrals allow adjustments to rates for the reconciliation of certain costs outside of levels assumed in the agreement. These include for instance pensions, property taxes and other exogenous costs.
As previously announced, the latest procedural schedule indicates that the merger approval will be placed before the NYPSC for a vote as on 22 August. Subject to an approval vote, completion of the acquisition is expected shortly thereafter.

*	Including a 10 basis point uplift contingent on the achievement of certain targets associated with the implementation and operation of demand-side management programs.

Contacts
National Grid:

Investors
David Rees	+44 (0)20 7004 3170	+44 (0)7901 511322 (m)
Richard Smith	+44 (0)20 7004 3172	+44 (0)7747 006321 (m)
James Waite	+44 (0)20 7004 3171	+44 (0)7977 440902 (m)

Media
Clive Hawkins	+44 (0)20 7004 3147	+44 (0)7836 357173 (m)

Brunswick:
Paul Scott	+44 (0)20 7396 5333	+44 (0)7974 982333(m)
CAUTIONARY STATEMENT
This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to our financial condition, our results of operations and businesses, strategy, plans and objectives. Words such as “anticipates”, “expects”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “may”, “will”, “continue”, “project” and similar expressions, as well as statements in the future tense, identify forward-looking statements. These forward-looking statements are not guarantees of our future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond our ability to control or estimate precisely, such as delays in obtaining, or adverse conditions contained in, regulatory approvals and contractual consents, including those required to complete the proposed acquisition of KeySpan when or as planned, unseasonable weather affecting the demand for electricity and gas, competition and industry restructuring, changes in economic conditions, currency fluctuations, changes in interest and tax rates, changes in energy market prices, changes in historical weather patterns, changes in laws, regulations or regulatory policies, developments in legal or public policy doctrines, the impact of changes to accounting standards and technological developments. Other factors that could cause actual results to differ materially from those described in this announcement include the ability to integrate the businesses relating to announced acquisitions with our existing business to realise the expected synergies from such integration, the availability of new acquisition opportunities and the timing and success of future acquisition opportunities, the timing and success or other impact of the sales of our non-core businesses, the failure for any reason to achieve reductions in costs or to achieve operational efficiencies, the failure to retain key management, the behaviour of UK electricity market participants on system balancing, the timing of amendments in prices to shippers in the UK gas market, the performance of our pension schemes and the regulatory treatment of pension costs, and any adverse consequences arising from outages on or otherwise affecting energy networks, including gas pipelines, which we own or operate. For a more detailed description of some of these assumptions, risks and uncertainties, together with any other risk factors, please see our filings with and submissions to the US Securities and Exchange Commission (the “SEC”) (and in particular the “Risk Factors” and “Operating and Financial Review” sections in our most recent Annual Report on Form 20-F). Except as may be required by law or regulation, National Grid undertakes no obligation to update any of its forward-looking statements. The effects of these factors are difficult to predict. New factors emerge from time to time and we cannot assess the potential impact of any such factor on our activities or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement.